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                                  EXHIBIT 99.9
Contact Information:

Coffin Communications Group                 Diodes Incorporated
15300 Ventura Boulevard, Suite 303          3050 E. Hillcrest Drive
Sherman Oaks, CA  91403                     Westlake Village CA 91362
(818) 789-0100                              (805) 446-4800
Crocker Coulson, Account Executive          Carl Wertz, Chief Financial Officer
crocker.coulson@coffincg.com


FOR IMMEDIATE RELEASE

Diodes, Inc. to Trade Ex-Dividend of Three-for-Two Stock Split

Westlake Village, California - July 17, 2000 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, announced that its common stock will commence trading ex-dividend of a three-for-two stock split today, July 17, 2000.

The three-for-two stock split in the form of a 50% stock dividend was payable on July 14, 2000. For stock splits/dividends greater than 25%, the ex-date is set as the first business day after the payment date.

Under the terms of the stock dividend announced on June 14, 2000, Diodes' stockholders will receive one additional share for every two shares held. Fractional shares created by the stock dividend will be paid in cash. The dividend will be paid in authorized but unissued shares of the common stock of the Company.

The Company anticipates that the number of outstanding shares of stock after the split will be increased from approximately 5.4 million to approximately 8.1 million shares.

The Company expects to release its second quarter results on July 27, 2000. As previously announced, management anticipates that both revenues and net income will be the highest in the Company's history. Earnings per share will reflect the effect of the three-for-two stock split.

About Diodes Incorporated

Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the telecommunications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.